

October 1, 2009

Mr. G. Les Austin
Chief Financial Officer
RAM Energy Resources, Inc.
5100 East Skelly Drive, Suite 650
Tulsa, Oklahoma 74135

> **Re: RAM Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2009**
> **Response Letter Dated September 11, 2009**
> **File No. 000-50682**

Dear Mr. Austin:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Engineering Comments

Supplementary Oil and Natural Gas Reserve Information, page 69

1. We have reviewed your response to prior comment one of our letter dated August 27, 2009, regarding your progress in developing proved reserves. Please understand that there is no "grandfathering" for any portion of the new reserve rules. The five-year time interval to be considered is from the first booking of proved undeveloped reserves until development will begin, without regard to the date that the new rules first go into effect. Please contact us by telephone if you require further clarification or guidance.

Reserve Reports

Ascent Energy – Forrest A. Garb & Associates; Williamson Petroleum Consultants

2. We have reviewed your response to prior comment two, concerning various
    properties in the Ascent Energy reserve report with which negative undiscounted
    cash flows are associated in the reserve report. You indicate that there were some
    properties exhibiting negative discounted cash flows, which you did not expect to
    cover the capital investment. We had referred to properties in your reserve report
    that showed negative undiscounted cash flows, rather than discounted cash flows
    as you state. If you are unable to explain how these quantities meet the definition
    of proved reserves it may be necessary to remove these quantities from you
    reported total proved reserves at December 31, 2008. Please provide us with the
    total net proved oil and gas reserves that are attributed to these properties. We
    reissue prior comment two.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with
questions about engineering comments. Please contact me at (202) 551- 3745 with any
other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director